Mail Stop 3561

April 4, 2006

Richard J. Hendrix
President and Chief Operating Officer
First NLC Securitization, Inc.
1001 Nineteenth Street North
Arlington, VA 22209

Re: First NLC Securitization, Inc.
Registration Statement on Form S-3
Filed March 8, 2006
File No. 333-132277

Dear Mr. Hendrix,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note that your cover page indicates that each issuing entity will consist "primarily" of certain listed assets, and that page 46 indicates that the asset pool "may" consist of such assets. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise as appropriate.

Prospectus Supplement 1

General

5. Please include a separately captioned section to disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

Cover Page

6. We note your statement on page S-i that if information varies between the prospectus supplement and the base prospectus, investors should rely on the information contained in the prospectus supplement. While disclosure in the prospectus supplement may enhance the information set forth in the base prospectus, it should not contradict it. Please revise accordingly. Refer to Section III.A.3.b of SEC Release 33-8518.

Attributes of the Assets, page S-47

7. We note from page 73 of the base prospectus and from the bracketed language
    you have provided on page S-48 that you may include delinquent assets in the
    pool. Please expand your bracketed language to include tabular information
    illustrating the form of disclosure you would provide, if applicable. Refer to Item
    1111(c) and 1100(b) of Regulation AB. Additionally, please confirm that no non-
    performing assets will be included in the asset pool and that delinquent assets will
    comprise less than 20% of the asset pool.

Underwriting Guidelines, page S-51

8. You state that "[n]one of the depositor, the master servicer, the owner trustee, the
    indenture trustee, the securities administrator, the underwriters or any of their
    respective affiliates has made or will make any representations as to the accuracy
    or completeness of such information. Please delete the disclaimer in this section
    and in the following prospectus supplement. Additionally, ensure that no other
    similar disclaimers are included in the filing.

Base Prospectus

Payments of Interest, page 27

9. Please expand your disclosure in this section to identify all indices on which
    payments of interest on the securities may be based. Refer to Item 1113(a)(3) of
    Regulation AB.

Credit Enhancement, page 60

10. While it appears that you have provided the information regarding derivative
    instruments under "Cash Flow Agreements and Derivative Instruments," we note
    that you also reference derivative agreements and derivative instruments in this
    section. Please confirm that such references are limited to the derivatives you
    have specifically described on pages 57-59 or revise as necessary. In this regard,
    we note that all derivatives should be limited to interest and currency agreements.

11. We note from the first paragraph of this section that any form of credit
    enhancement may be structured so as to be drawn upon by more than one series.
    We also note from the second paragraph of this section that if a form of credit
    enhancement covers more than one series of securities, holders of securities will
    be subject to the risk that such credit enhancement will be exhausted by the claims
    of other covered series prior to receiving their share of coverage. Please provide
    us with a legal analysis as to why this arrangement is consistent with the
    definition of an asset-backed security.

Delivery of Additional Assets, page 67

12. Please revise your disclosure in this section to better explain the circumstances
under which you would add assets to the pool subsequent to the cut-off date,
including a more thorough description of the "other means" you may use to do so.
Additionally, tell us why this arrangement is consistent with the definition of an
asset-backed security. Refer to Section III.A.2 of SEC Release No. 33-8518.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all the facts relating to a company's disclosure, they are responsible for the
accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (202) 778-2201
Mr. Jack Molenkamp, Esq.
Hunton & Williams LLP
Telephone: (202) 955-1959